Exhibit 99.1

GDEV Provides Clarification In Respect Of Previously Announced Special Cash Dividend

February 25, 2025 – Limassol, Cyprus – GDEV Inc. (Nasdaq: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today issued a clarification in respect of its previously announced one-time, nonrecurring special cash dividend of $3.31 per share, payable on March 11, 2025, to the Company’s shareholders of record as of the close of business on March 3, 2025. According to Nasdaq, the ex-dividend date for Nasdaq trading will be March 12, 2025.

Nasdaq Rule 11140(b)(2) provides that if the value of a cash dividend is 25% or greater than the value of the subject security, the ex-dividend date will be the first business day following the payable date. According to Nasdaq, the value of the subject security is based upon the closing bid price as of the last trading date before the public announcement of the cash dividend. The closing bid price of GDEV shares as of February 20, 2025, the last trading date before the Company’s public announcement of the special dividend, was $12.82.

On March 12, 2025, the ex-dividend date, Nasdaq will reset the opening trading price of GDEV’s ordinary shares to reflect the payment of the special dividend. While an investor generally needs to own the shares on the payable date to be entitled to the special dividend, investors should consult with their financial advisors as to their entitlement to the special dividend. The trading price for GDEV’s ordinary shares on the ex-dividend date is expected to be lower than the closing price on March 11, 2025, the last trading date before the ex-dividend date, to reflect the amount of the special dividend. On and after the ex-dividend date, purchasers of GDEV’s ordinary shares will have no right to receive the special dividend with respect to those newly purchased ordinary shares.

About GDEV Inc.

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.